EDGAR Submission Header Summary

Submission Form Type	24F-2NT
XBRL	Non-XBRL Submission
Period of Report	03-31-2020
Filer	Managed Portfolio Series
CIK	0001511699
CCC	xxxxxxxx
Filer File Number	333-172080
Exchanges	NONE
Investment Company Type	N-1A
Submission Contact	Mary Szymanski
Contact Phone Number	414-765-4880
Documents	1

Fees

Fee and Offering Information	
Payor	Managed Portfolio Series
CIK	0001511699
CCC	xxxxxxxx
Payment Method	FEDWIRE
Fee Amount	1243.84
Itemize	On
Shares Information	
Series Or Class ID	C000118449
Sales Proceeds	$12,227,015.00
Redeemed Value	$41,628,849.00
Net Value	0.00
Filing Fee Amount	$0.0000
Shares Information	
Series Or Class ID	C000118453
Sales Proceeds	$6,064,569.00
Redeemed Value	$24,123,845.00
Net Value	0.00
Filing Fee Amount	$0.0000
Shares Information	
Series Or Class ID	C000164130
Sales Proceeds	$1,111,166.00
Redeemed Value	$18,535,151.00
Net Value	0.00
Filing Fee Amount	$0.0000
Shares Information	
Series Or Class ID	C000118451
Sales Proceeds	$7,865,019.00
Redeemed Value	$7,989,169.00
Net Value	0.00
Filing Fee Amount	$0.0000
Shares Information	
Series Or Class ID	C000118454
Sales Proceeds	$13,832,358.00

Redeemed Value	$43,393,185.00
Net Value	0.00
Filing Fee Amount	$0.0000
Shares Information	
Series Or Class ID	C000118455
Sales Proceeds	$0.00
Redeemed Value	$0.00
Net Value	0.00
Filing Fee Amount	$0.0000
Shares Information	
Series Or Class ID	S000043754
Sales Proceeds	$34,335,532.00
Redeemed Value	$24,752,767.00
Net Value	9582765.00
Filing Fee Amount	$1,243.8400

Notification Emails

Emails	edgarfilers@usbank.com

Documents

24F-2NT	mps_24f-2nt.htm
Description	Annual Notice of Securities Sold

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0456
Expires: May 31, 2021
Estimated average burden
hours per response......2

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form.

1.	Name and address of issuer: Managed Portfolio Series 615 E. Michigan St. Milwaukee, WI 53202
2.	The name of each series or class of securities for which this Form is filed (If the Form is being filed for all series and classes of securites of the issuer, check the box but do not list series or classes): [ ] Great Lakes Bond Fund Institutional Class
3.	Investment Company Act File Number: 811-22525 Securities Act File Number: 333-172080
4(a).	Last day of fiscal year for which this Form is filed: March 31, 2020
4(b). [ ]	Check box if this Form is being filed late (*i.e.,* more than 90 calendar days after the end of the issuer's fiscal year). (See Instruction A.2) *Note: If the Form is being filed late, interest must be paid on the registration fee due.*
4(c). [ ]	Check box if this is the last time the issuer will be filing this Form.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2393 (6-02)

5. Calculation of registration fee:

(i)   Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): $ 12,227,015

(ii)   Aggregate price of securities redeemed or repurchased during the fiscal year: $ 36,442,386

(iii)   Aggregate price of securities redeemed or repurchased during any *prior* fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: $ 5,186,463

(iv)   Total available redemption credits [add Items 5(ii) and 5(iii)]: $ 41,628,849

(v)   Net sales - if Item 5(i) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $ 0

(vi)   Redemption credits available for use in future years - if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $(29,401,834)

(vii)   Multiplier for determining registration fee (See Instruction C.9):   X   0.01298%

(viii)   Registration fee due [multiply Item 5(v) by Item 5(vii)] (enter "0" if no fee is due):   = $ 0.00

6. Prepaid Shares

If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 as in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here :   N/A. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here :   N/A.

7. Interest due - if this Form is being filed more than 90 days after the end of the issuer's fiscal year (see Instruction D):

    +$ 0

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

    =$ 0.00

9. Date the registration fee and any interest payment was sent to the Commission's lockbox depository: N/A

    Method of Delivery:

    [ ]   Wire Transfer

    [ ]   Mail or other means

SIGNATURES

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)*   /s/ Benjamin Eirich
_____
Benjamin Eirich
Treasurer & Principal Financial Officer
_____

Date   6/15/2020

* Please print the name and title of the signing officer below the signature.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0456
Expires: May 31, 2021
Estimated average burden
hours per response......2

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form.

1.	Name and address of issuer:		

Managed Portfolio Series
615 E. Michigan St.
Milwaukee, WI 53202

2. The name of each series or class of securities for which this Form is filed (If the Form is being filed for all series
and classes of securites of the issuer, check the box but do not list series or classes):   [ ]

Great Lakes Disciplined Equity Fund Institutional Class

3. Investment Company Act File Number: 811-22525

   Securities Act File Number: 333-172080

4(a). Last day of fiscal year for which this Form is filed:

March 31, 2020

4(b).   [ ]   Check box if this Form is being filed late (*i.e.,* more than 90 calendar days after the end of the
                     issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c).   [ ]   Check box if this is the last time the issuer will be filing this Form.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2393 (6-02)

5. Calculation of registration fee:

    (i)   Aggregate sale price of securities sold during the
                    fiscal year pursuant to section 24(f): $ 6,064,569

    (ii)   Aggregate price of securities redeemed or
                    repurchased during the fiscal year: $ 15,532,066

    (iii)   Aggregate price of securities redeemed or
                    repurchased during any *prior* fiscal year ending no
                    earlier than October 11, 1995 that were not
                    previously used to reduce registration fees payable
                    to the Commission: $ 8,591,779

    (iv)   Total available redemption credits [add Items 5(ii) and 5(iii)]: $ 24,123,845

    (v)   Net sales - if Item 5(i) is greater than Item 5(iv)
                    [subtract Item 5(iv) from Item 5(i)]: $ 0

    (vi)   Redemption credits available for use in future years $(18,059,276)
                    - if Item 5(i) is less than Item 5(iv) [subtract Item
                    5(iv) from Item 5(i)]:

    (vii)   Multiplier for determining registration fee (See
                    Instruction C.9):   X   0.01298%

    (viii)   Registration fee due [multiply Item 5(v) by Item
                    5(vii)] (enter "0" if no fee is due):   = $ 0.00

6. Prepaid Shares

    If the response to item 5(i) was determined by deducting an amount of securities that were registered under the
    Securities Act of 1933 pursuant to rule 24e-2 as in effect before October 11, 1997, then
    report the amount of securities (number of shares or other units) deducted here : _____ N/A. If there is a
    number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal
    year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number
    here : _____ N/A.

7. Interest due - if this Form is being filed more than 90 days after the end of the issuer's fiscal year
    (see Instruction D):

                                                                  +$ 0

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                               =$ 0.00

9. Date the registration fee and any interest payment was sent to the Commission's lockbox depository: N/A

    Method of Delivery:

      [ ]   Wire Transfer

      [ ]   Mail or other means

SIGNATURES

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)* /s/ Benjamin Eirich
           Benjamin Eirich
           Treasurer & Principal Financial Officer

Date 6/15/2020

* Please print the name and title of the signing officer below the signature.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0456 Expires: May 31, 2021 Estimated average burden hours per response……2

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form.

1. Name and address of issuer:

Managed Portfolio Series
615 E. Michigan St.
Milwaukee, WI 53202

2. The name of each series or class of securities for which this Form is filed (If the Form is being filed for all series and classes of securites of the issuer, check the box but do not list series or classes): [ ]

Great Lakes Disciplined International Smaller Company Fund Institutional Class

3. Investment Company Act File Number: 811-22525

Securities Act File Number: 333-172080

4(a). Last day of fiscal year for which this Form is filed:

March 31, 2020

4(b). [ ] Check box if this Form is being filed late (*i.e.,* more than 90 calendar days after the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [ ] Check box if this is the last time the issuer will be filing this Form.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2393 (6-02)

5. Calculation of registration fee:

(i) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): $ 1,111,166

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year: $ 3,562,698

(iii) Aggregate price of securities redeemed or repurchased during any *prior* fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: $ 14,972,453

(iv) Total available redemption credits [add Items 5(ii) and 5(iii)]: $ 18,535,151

(v) Net sales - if Item 5(i) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $ 0

(vi) Redemption credits available for use in future years - if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $(17,423,985)

(vii) Multiplier for determining registration fee (See Instruction C.9):   X   0.01298%

(viii) Registration fee due [multiply Item 5(v) by Item 5(vii)] (enter "0" if no fee is due):   = $ 0.00

6. Prepaid Shares

If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 as in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here :   N/A. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here :   N/A.

7. Interest due - if this Form is being filed more than 90 days after the end of the issuer's fiscal year (see Instruction D):   +$ 0

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:   =$ 0.00

9. Date the registration fee and any interest payment was sent to the Commission's lockbox depository: N/A

Method of Delivery:

[ ]   Wire Transfer

[ ]   Mail or other means

SIGNATURES

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)*   /s/ Benjamin Eirich
                                 Benjamin Eirich
                                 Treasurer & Principal Financial Officer

Date   6/15/2020

* Please print the name and title of the signing officer below the signature.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0456 Expires: May 31, 2021 Estimated average burden hours per response……2

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form.

1. Name and address of issuer:

Managed Portfolio Series
615 E. Michigan St.
Milwaukee, WI 53202

2. The name of each series or class of securities for which this Form is filed (If the Form is being filed for all series and classes of securites of the issuer, check the box but do not list series or classes): [ ]

Great Lakes Large Cap Value Fund Institutional Class

3. Investment Company Act File Number: 811-22525

Securities Act File Number: 333-172080

4(a). Last day of fiscal year for which this Form is filed: March 31, 2020

4(b). [ ] Check box if this Form is being filed late (*i.e.*, more than 90 calendar days after the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [ ] Check box if this is the last time the issuer will be filing this Form.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2393 (6-02)

5. Calculation of registration fee:

   (i)   Aggregate sale price of securities sold during the
fiscal year pursuant to section 24(f): $ 7,865,019

   (ii)   Aggregate price of securities redeemed or
repurchased during the fiscal year: $ 7,989,169

   (iii)   Aggregate price of securities redeemed or
repurchased during any *prior* fiscal year ending no
earlier than October 11, 1995 that were not
previously used to reduce registration fees payable
to the Commission: $ 0

   (iv)   Total available redemption credits [add Items 5(ii) and 5(iii)]: $ 7,989,169

   (v)   Net sales - if Item 5(i) is greater than Item 5(iv)
[subtract Item 5(iv) from Item 5(i)]: $ 0

   (vi)   Redemption credits available for use in future years $(124,150)
            - if Item 5(i) is less than Item 5(iv) [subtract Item
5(iv) from Item 5(i)]:

   (vii)   Multiplier for determining registration fee (See
Instruction C.9):   X   0.01298%

   (viii)   Registration fee due [multiply Item 5(v) by Item
5(vii)] (enter "0" if no fee is due):   = $ 0.00

6. Prepaid Shares

If the response to item 5(i) was determined by deducting an amount of securities that were registered under the
Securities Act of 1933 pursuant to rule 24e-2 as in effect before October 11, 1997, then
report the amount of securities (number of shares or other units) deducted here : _____ N/A. If there is a
number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal
year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number
here : _____ N/A.

7. Interest due - if this Form is being filed more than 90 days after the end of the issuer's fiscal year
(see Instruction D):

                                             +$ 0

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                             =$ 0.00

9. Date the registration fee and any interest payment was sent to the Commission's lockbox depository: N/A

      Method of Delivery:

         [ ]   Wire Transfer

         [ ]   Mail or other means

SIGNATURES

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)*   /s/ Benjamin Eirich
_____
                              Benjamin Eirich
                              Treasurer & Principal Financial Officer
_____

Date   6/15/2020
        _____

* Please print the name and title of the signing officer below the signature.

OMB APPROVAL

OMB Number: 3235-0456
Expires: May 31, 2021
Estimated average burden
hours per response......2

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form.

1.	Name and address of issuer: Managed Portfolio Series 615 E. Michigan St. Milwaukee, WI 53202
2.	The name of each series or class of securities for which this Form is filed (If the Form is being filed for all series and classes of securites of the issuer, check the box but do not list series or classes):　　　[ ] Great Lakes Small Cap Opportunity Fund Investor Class Great Lakes Small Cap Opportunity Fund Institutional Class
3.	Investment Company Act File Number:　　　811-22525 Securities Act File Number:　　　333-172080
4(a).	Last day of fiscal year for which this Form is filed: March 31, 2020
4(b).　[ ]	Check box if this Form is being filed late (*i.e.,* more than 90 calendar days after the end of the issuer's fiscal year). (See Instruction A.2) ***Note: If the Form is being filed late, interest must be paid on the registration fee due.***
4(c).　[ ]	Check box if this is the last time the issuer will be filing this Form.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2393 (6-02)

5. Calculation of registration fee:

   (i)   Aggregate sale price of securities sold during the
              fiscal year pursuant to section 24(f): $ 13,832,358

   (ii)   Aggregate price of securities redeemed or
              repurchased during the fiscal year: $ 25,469,826

   (iii)   Aggregate price of securities redeemed or
              repurchased during any *prior* fiscal year ending no
              earlier than October 11, 1995 that were not
              previously used to reduce registration fees payable
              to the Commission: $ 17,923,359

   (iv)   Total available redemption credits [add Items 5(ii) and 5(iii)]: $ 43,393,185

   (v)   Net sales - if Item 5(i) is greater than Item 5(iv)
              [subtract Item 5(iv) from Item 5(i)]: $ 0

   (vi)   Redemption credits available for use in future years $(29,560,827)
              - if Item 5(i) is less than Item 5(iv) [subtract Item
              5(iv) from Item 5(i)]:

   (vii)   Multiplier for determining registration fee (See
              Instruction C.9):   X   0.01298%

   (viii)   Registration fee due [multiply Item 5(v) by Item
              5(vii)] (enter "0" if no fee is due):   = $ 0.00

6. Prepaid Shares

If the response to item 5(i) was determined by deducting an amount of securities that were registered under the
Securities Act of 1933 pursuant to rule 24e-2 as in effect before October 11, 1997, then
report the amount of securities (number of shares or other units) deducted here : _____ N/A. If there is a
number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal
year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number
here : _____ N/A.

7. Interest due - if this Form is being filed more than 90 days after the end of the issuer's fiscal year
(see Instruction D):

                                                         +$ 0

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                         =$ 0.00

9. Date the registration fee and any interest payment was sent to the Commission's lockbox depository: N/A

       Method of
       Delivery:

         [ ]   Wire Transfer

         [ ]   Mail or other means

SIGNATURES

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)*   /s/ Benjamin Eirich
_____
                             Benjamin Eirich
                             Treasurer & Principal Financial Officer
_____

Date   6/15/2020
         _____

* Please print the name and title of the signing officer below the signature.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0456
Expires: May 31, 2021
Estimated average burden
hours per response......2

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form.

1.	Name and address of issuer: Managed Portfolio Series 615 E. Michigan St. Milwaukee, WI 53202
2.	The name of each series or class of securities for which this Form is filed (If the Form is being filed for all series and classes of securites of the issuer, check the box but do not list series or classes): [ ] Port Street Quality Growth Fund - Institutional Class
3.	Investment Company Act File Number: 811-22525 Securities Act File Number: 333-172080
4(a).	Last day of fiscal year for which this Form is filed: March 31, 2020
4(b).	[ ] Check box if this Form is being filed late (*i.e.,* more than 90 calendar days after the end of the issuer's fiscal year). (See Instruction A.2) *Note: If the Form is being filed late, interest must be paid on the registration fee due.*
4(c).	[ ] Check box if this is the last time the issuer will be filing this Form.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2393 (6-02)

5. Calculation of registration fee:

    (i)   Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): $ 34,335,532

    (ii)   Aggregate price of securities redeemed or repurchased during the fiscal year: $ 24,752,767

    (iii)   Aggregate price of securities redeemed or repurchased during any *prior* fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: $ 0

    (iv)   Total available redemption credits [add Items 5(ii) and 5(iii)]: $ 24,752,767

    (v)   Net sales - if Item 5(i) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $ 9,582,765

    (vi)   Redemption credits available for use in future years - if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $(0)

    (vii)   Multiplier for determining registration fee (See Instruction C.9):   X   0.01298%

    (viii) Registration fee due [multiply Item 5(v) by Item 5(vii)] (enter "0" if no fee is due):   = $ 1,243.84

6. Prepaid Shares

If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 as in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here : _____. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here : _____. .

7. Interest due - if this Form is being filed more than 90 days after the end of the issuer's fiscal year (see Instruction D):

    +$ _____

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

    =$ 1,243.84

9. Date the registration fee and any interest payment was sent to the Commission's lockbox depository: 6/15/2020

    Method of Delivery:

    x   Wire Transfer

    [ ]   Mail or other means

SIGNATURES

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)*   /s/ Benjamin Eirich

Benjamin Eirich
Treasurer & Principal Financial Officer

Date   6/15/2020

* Please print the name and title of the signing officer below the signature.